Filed Pursuant to Rule 424(b)(3)
Registration No. 333-125546

SUPPLEMENT NO. 21 DATED JULY 13, 2007

TO PROSPECTUS DATED MARCH 3, 2006

APPLE REIT SEVEN, INC.

The following information supplements the prospectus of Apple REIT Seven, Inc. dated March 3, 2006 and is part of the prospectus. This Supplement updates the information presented in the prospectus. Prospective investors should carefully review the prospectus, Supplement No. 7 (which is cumulative and replaces all prior Supplements), Supplement No. 17 (which replaces all prior Supplements other than Supplement No. 7), Supplement Nos. 18 through 20, and this Supplement No. 21.

The prospectus, and each supplement, contains forward-looking statements. These forward-looking statements may involve our plans and objectives for future operations, including future growth and availability of funds. These forward-looking statements are based on current expectations, which are subject to numerous risks and uncertainties. Assumptions relating to these statements involve judgments with respect to, among other things, the continuation of our offering of units, future economic, competitive and market conditions and future business decisions, together with local, national and international events (including, without limitation, acts of terrorism or war, and their direct and indirect effects on travel and the economy). All of these matters are difficult or impossible to predict accurately and many of them are beyond our control. Although we believe the assumptions relating to the forward-looking statements, and the statements themselves, are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that these forward-looking statements will prove to be accurate. In light of the significant uncertainties inherent in these forward-looking statements, the inclusion of this information should not be regarded as a representation by us or any other person that our objectives and plans, which we consider to be reasonable, will be achieved.

“Courtyard by Marriott,” “Fairfield Inn,” “TownePlace Suites,” “SpringHill Suites” and “Residence Inn” are each a registered trademark of Marriott International, Inc. or one of its affiliates. All references below to “Marriott” mean Marriott International, Inc. and all of its affiliates and subsidiaries, and their respective officers, directors, agents, employees, accountants and attorneys. Marriott is not responsible for the content of this prospectus supplement, whether relating to hotel information, operating information, financial information, Marriott’s relationship with Apple REIT Seven, Inc., or otherwise. Marriott is not involved in any way, whether as an “issuer” or “underwriter” or otherwise, in the offering by Apple REIT Seven, Inc. and receives no proceeds from the offering. Marriott has not expressed any approval or disapproval regarding this prospectus supplement or the offering related to this prospectus supplement, and the grant by Marriott of any franchise or other rights to Apple REIT Seven, Inc. shall not be construed as any expression of approval or disapproval. Marriott has not assumed, and shall not have, any liability in connection with this prospectus supplement or the offering related to this prospectus supplement.

“Hampton Inn & Suites,” “Homewood Suites,” and “Hilton Garden Inn” are each a registered trademark of Hilton Hotels Corporation or one of its affiliates. All references below to “Hilton” mean Hilton Hotels Corporation and all of its affiliates and subsidiaries, and their respective officers, directors, agents, employees, accountants and attorneys. Hilton is not responsible for the content of this prospectus supplement, whether relating to hotel information, operating information, financial information, Hilton’s relationship with Apple REIT Seven, Inc., or otherwise. Hilton is not involved in any way, whether as an “issuer” or “underwriter” or otherwise, in the offering by Apple REIT Seven, Inc. and receives no proceeds from the offering. Hilton has not expressed any approval or disapproval regarding this prospectus supplement or the offering related to this prospectus supplement, and the grant by Hilton of any franchise or other rights to Apple REIT Seven, Inc. shall not be construed as any expression of approval or disapproval. Hilton has not assumed, and shall not have, any liability in connection with this prospectus supplement or the offering related to this prospectus supplement.

STATUS OF THE OFFERING

We completed the minimum offering of units (with each unit consisting of one Common Share and one Series A Preferred Share) at $10.50 per unit on March 15, 2006. We are continuing the offering at $11 per unit in accordance with the prospectus.

As of June 26, 2007, we had closed on the following sales of units in the offering:

Price Per Unit	Number of Units Sold	Gross Proceeds	Proceeds Net of Selling Commissions and Marketing Expense Allowance
$10.50	4,761,905	$50,000,000	$45,000,000
$11.00	84,256,074	926,816,819	834,135,137

Total	89,017,979	$976,816,819	$879,135,137

RECENT DEVELOPMENTS

Recent Purchases

On June 28, 2007, one of our wholly-owned subsidiaries closed on the purchase of a hotel located in Macon, Georgia. The gross purchase price for this hotel, which contains a total of 101 guest rooms, was $10,660,000.

On June 29, 2007, one of our wholly-owned subsidiaries closed on the purchase of a hotel located in San Antonio, Texas. The gross purchase price for this hotel, which contains a total of 106 guest rooms, was $11,925,000. This hotel is part of a group of four hotels that we contracted to purchase from selling entities related to each other through common ownership. Purchase contracts currently remain in effect for three other hotels in this group, although a number of required conditions to closing remain unsatisfied in each case. As a result, there can be no assurance at this time that any additional closings will occur with respect to the remaining hotels.

On July 13, 2007, one of our wholly-owned subsidiaries closed on the purchase of a hotel located in Alexandria, Virginia. The gross purchase price for this hotel, which contains a total of 176 guest rooms, was approximately $37,100,000.

Further information about our recently purchased hotels is provided in other sections below.

Source of Payments

Our recent purchases, which resulted in our ownership of three additional hotels, were funded by the proceeds from our ongoing offering of units. We also used such proceeds to pay approximately $1,193,700, representing 2% of the gross purchase price for our recent purchases, as a commission to Apple Suites Realty Group, Inc. This entity is owned by Glade M. Knight, who is one of our directors and our Chief Executive Officer.

As a result of our recent purchases, we currently own a total of 37 hotels, which are located in the states indicated in the map below:

ACQUISITIONS AND RELATED MATTERS

Acquisitions

Each of our recently purchased hotels has been leased to one of our wholly-owned subsidiaries, as the lessee, under a separate hotel lease agreement. For simplicity, the applicable lessee will be referred to below as the “lessee.”

Each hotel is managed under a separate management agreement between the applicable lessee and the manager. For simplicity, the applicable manager will be referred to below as the “manager.”

The hotel lease agreements and the management agreements are among the contracts described in the next section. The table below specifies the franchise, hotel owner, lessee and manager for our recently purchased hotels:

Hotel	Franchise (a)	Hotel Owner/Lessor	Lessee	Manager (b)
Macon, Georgia	Hilton Garden Inn	Apple Seven Hospitality Southeast, L.P.	Apple Seven Services Southeast, L.P.	LBAM-Investor Group, L.L.C.
San Antonio, Texas	TownePlace Suites	Apple Seven Hospitality Texas, L.P.	Apple Seven Services, L.P.	Texas Western Management Partners, L.P.
Alexandria, Virginia	Courtyard	Apple Seven Hospitality Ownership, Inc.	Apple Seven Hospitality Management, Inc.	Courtyard Management Corporation

Notes for Table:

(a)	All brand and trade names, logos or trademarks contained, or referred to, in this prospectus supplement are the properties of their respective owners. These references shall not in any way be construed as participation by, or endorsement of, our offering by any of our franchisors or managers.
(b)	The hotel in Texas was purchased from an affiliate of the indicated manager.

We have no material relationship or affiliation with the sellers or the managers, except for the relationship resulting from our purchases, our management agreements for the hotels we own, the pending purchase contracts and any related documents.

SUMMARY OF CONTRACTS

Hotel Lease Agreements

Each of our recently purchased hotels is covered by a separate hotel lease agreement between the owner (one of our wholly-owned subsidiaries) and the applicable lessee (another one of our wholly-owned subsidiaries, as specified in the previous section). Each lease provides for an initial term of 10 years. The applicable lessee has the option to extend its lease term for two additional five-year periods, provided it is not in default at the end of the prior term or at the time the option is exercised.

Each lease provides for annual base rent and percentage rent. The annual base rent is payable in advance in equal monthly installments and will be adjusted each year in proportion to the Consumer Price Index (based on the U.S. City Average). Shown below is the annual base rent and the lease commencement date for our recently purchased hotels:

Hotel	Franchise	Annual Base Rent	Date of Lease Commencement
Macon, Georgia	Hilton Garden Inn	$792,075	June 28, 2007
San Antonio, Texas	TownePlace Suites	992,071	June 29, 2007
Alexandria, Virginia	Courtyard	2,820,913	July 13, 2007

The annual percentage rent depends on a formula that compares fixed “suite revenue breakpoints” with a portion of “suite revenue,” which is equal to gross revenue from guest rentals less sales and room taxes and credit card fees. The suite revenue breakpoints will be adjusted each year in proportion to the Consumer Price Index (based on the U.S. City Average). Specifically, the annual percentage rent is equal to the sum of (a) 17% of all suite revenue for the year, up to the applicable suite revenue breakpoint; plus (b) 55% of the suite revenue for the year in excess of the applicable suite revenue breakpoint, as reduced by base rent paid for the year.

Management Agreements

Each of our recently purchased hotels is being managed by the applicable manager under a separate management agreement between the manager and the applicable lessee (which is one of our wholly-owned subsidiaries, as specified in the previous section). Each manager is responsible for managing and supervising the daily operations of the hotel and for collecting revenues for the benefit of the applicable lessee. The fees and other terms of these agreements are the result of commercial negotiations between otherwise unrelated parties, and we believe that such fees and terms are appropriate for the hotels and the markets in which they operate.

Franchise Agreements

Our recently purchased hotel in Texas is covered by a separate relicensing franchise agreement between the applicable lessee (as specified in a previous section) and Marriott International, Inc. or an affiliate, as the franchisor. The relicensing franchise agreement provides for the payment of royalty fees and marketing contributions to the franchisor. A percentage of gross room revenues is used to determine these payments. In addition, we have caused Apple Seven Hospitality, Inc. or another one of our subsidiaries, to provide a separate guaranty of the payment and performance of the applicable lessee under the relicensing franchise agreement.

For the recently purchased hotel in Georgia, which is franchised by Hilton Hotels Corporation or one of its affiliates, there is a separate franchise license agreement between the applicable lessee and Hilton Hotels

Corporation or an affiliate. The franchise license agreement provides for the payment of royalty fees and program fees to the franchisor. A percentage of gross room revenues is used to determine these payments. Apple Seven Hospitality, Inc., or another one of our subsidiaries, has guaranteed the payment and performance of the applicable lessee under the franchise license agreement.

The fees and other terms of these agreements are the result of commercial negotiations between otherwise unrelated parties, and we believe that such fees and terms are appropriate for the hotels and the markets in which they operate. These agreement may be terminated for various reasons, including failure by the applicable lessee to operate in accordance with the standards, procedures and requirements established by the franchisor.

Owner Agreement

In connection with the relicensing franchise agreement, there is a separate owner agreement between the franchisor, owner and applicable lessee. The owner agreement generally provides that the owner (our wholly-owned subsidiary) will (a) be bound by certain restrictions in the relicensing franchise agreement for the hotel; and (b) perform the obligations of the applicable lessee (which is another one of our wholly-owned subsidiaries) in the event of its default under such agreement. There is a similar owner agreement that relates to the hotel in Virginia and the restrictions in its management agreement.

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ADDITIONAL PROPERTIES

Our recently purchased hotels offer guest rooms and suites, together with related amenities, that are consistent with their operations. The hotels are located in developed or developing areas and in competitive markets. We believe the hotels are well-positioned to compete in their markets based on location, amenities, rate structure and franchise affiliation. In the opinion of management, each hotel is adequately covered by insurance. The following tables present further information about our recently purchased hotels:

Table 1. General Information

Hotel	Franchise	Number of Rooms/ Suites	Approximate Gross Purchase Price	Average Daily Rate (Price) per Room/ Suite (a)	Approximate Federal Income Tax Basis for Depreciable Real Property Component of Hotel (b)
Macon, Georgia	Hilton Garden Inn	101	$10,660,000	$129-181	$9,167,600
San Antonio, Texas	TownePlace Suites	106	11,925,000	149	11,240,200
Alexandria, Virginia	Courtyard	176	37,100,000	109-199	$32,473,000

Total		383	$59,685,000

Notes for Table 1:

(a)	The amounts shown are subject to change, and exclude discounts that may be offered to corporate, frequent and other select customers.
(b)	The depreciable life is 39 years (or less, as may be permitted by federal tax laws) using the straight-line method. The modified accelerated cost recovery system will be used for the hotel’s personal property component.

Table 2. Operating Information (a)

PART A

		Avg. Daily Occupancy Rates (%)
Hotel	Franchise	2002	2003	2004	2005	2006
Macon, Georgia	Hilton Garden Inn	—	—	—	—	—
San Antonio, Texas	TownePlace Suites	—	—	—	—	—
Alexandria, Virginia	Courtyard	69%	65%	73%	71%	69%

PART B

		Revenue per Available Room/Suite ($)
Hotel	Franchise	2002	2003	2004	2005	2006
Macon, Georgia	Hilton Garden Inn	—	—	—	—	—
San Antonio, Texas	TownePlace Suites	—	—	—	—	—
Alexandria, Virginia	Courtyard	77	76	93	100	105

Note for Table 2:

(a)	Operating information is shown for the last five years, as applicable.

Table 3. Tax and Related Information

Hotel	Franchise	Tax Year	Real Property Tax Rate (b)	Real Property Tax (c)
Macon, Georgia	Hilton Garden Inn	2006 (a)	1.6153%	$0
San Antonio, Texas	TownePlace Suites	2006 (a)	2.7890%	13,148
Alexandria, Virginia	Courtyard	2007 (a)	0.8300%	253,574

Notes for Table 3:

(a)	Represents calendar year, unless otherwise indicated.
(b)	Property tax rate is an aggregate figure for county, city and other local taxing authorities (to the extent applicable).
(c)	The hotels in Georgia and Texas were under construction during the specified tax year, and the real property tax shown is not necessarily indicative of property taxes expected for the hotel in the future. The City of Macon was a previous owner of the land parcel for the hotel in Macon. To date, an assessment after such change in ownership is not available.